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                              October 29, 2021

       Gerard G. Law
       Chief Executive Officer
       The Real Good Food Company, Inc.
       3 Executive Campus, Suite 155
       Cherry Hill, NJ 08002

                                                        Re: The Real Good Food
Company, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 28,
2021
                                                            File No. 333-260204

       Dear Mr. Law:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Registration Statement, Amendment No. 1

       General

   1. Please reconcile the number of shares referenced in the legal opinion filed as Exhibit 5.1 with the number of
shares actually being registered pursuant to the registration statement.
       Unaudited Pro Forma Combined Financial Data
       Notes to Unaudited Pro Forma Combined Financial Information, page 72

   2. We note your discussion pertaining to pro forma balance sheet adjustments 2(g), 2(h) and
                                                        2(i). Based on your
placement of these adjustments, please address the following and revise or advise as
necessary:
                                                            The narrative
discussion for related to the reorganization as Adjustment 2(i) appears to have been
depicted as Adjustment 2(g) in the pro forma balance sheet;
 Gerard G. Law
The Real Good Food Company, Inc.
October 29, 2021
Page 2
               It appears that the $48.9 million impact to Noncontrolling interests discussed within
             Adjustment 2(g) has been labeled 2(h) both in the pro forma balance sheet as well as within Adjustment 2(f) reconciling the impacts to APIC; and Regarding the narrative discussion pertaining to Adjustment 2(h)
and considering
             Adjustment 2(q) which also provides pro forma impact for your termination of the capital markets advisory contract, it appears the pro forma balance sheet has mislabeled this as Adjustment 2(i);
         As such, please tell us how you have reflected each of these adjustments in the pro forma balance sheet as of June 30, 2021.
Dilution, page 77

3. We note your disclosure of pro forma net tangible book value before and after the offering, noting elsewhere in your prospectus that you expect to have 6,002,575 shares of
         Class A common stock outstanding immediately following the consummation of the offering. Please provide a table reconciling the total number of shares of Class A common stock deemed to be outstanding before and after your offering of 5.333 million
         Class A common shares, as it appears that your per share computation of $8.67 before the offering includes shares to be issued in the offering, with the $10.81 per share amount including an additional 5.333 million Class A shares. As no other section of the filing provides a share reconciliation, inclusive of the Reorganization, the Assumed Exchange, and the automatic conversion of all convertible promissory notes outstanding as of June
         30, 2021, include a reconciliation to reflect each of these individual components in total and as further distinguished between Class A common stock and Class B common stock.

4. Please tell us how you calculated the $850.33 per unit increase in pro forma net tangible book value attributable to the automatic conversion of all outstanding convertible promissory notes. As such amount does not directly impact the calculation of dilution in pro forma net tangible book value to new investors, consider providing such disclosure elsewhere in your discussion.
5.     Regarding your tabular disclosure on page 78 depicting the
substantially higher    price
       paid by new investors in the offering and Fidelity Investors, please provide us your calculations given the weighted average price per share for each investor designation is
       $15.00. Additionally, please tell us how you have depicted the 2.25 million Class B shares issued to Fidelity, given the Existing stockholders before the offering appear to include the Class B shares issued to Members, as well as the Fidelity Class A shares. In
FirstName LastNameGerard G. Law
       your updated table, give consideration to separately providing the impact of Fidelity
Comapany    NameThe
       Investors givenReal  Gooddiscount
                        the 20%    Food Company,    Inc. are to receive in
connection with the
                                          such investors
Octoberqualified
         29, 2021public
                  Page transaction.
                         2
FirstName LastName
 Gerard G. Law
FirstName LastNameGerard  G. Law
The Real Good  Food Company, Inc.
Comapany
October 29,NameThe
            2021    Real Good Food Company, Inc.
October
Page 3 29, 2021 Page 3
FirstName LastName
        You may contact Beverly Singleton at (202) 551-3328 or Mark Rakip at
(202) 551-
3573 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Perry Hindin at
(202) 551-3444 with
any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing